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26 June 2026

Dear Sir/ Madam

Re: Notice of Change of Auditors of (Largo Inc.)

We have read the Notice of Largo Inc. dated June 25, 2026 and are in agreement with the statements contained in such Notice.

Yours very truly,

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants